SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on February 5, 1996 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:    Asian Small Companies Portfolio

Address of Principal Business Office:
         24 Federal Street
         Boston, MA  02110

Telephone Number:    (617) 482-8260

Name and address of agent for service of process:
         Alan R. Dynner
         24 Federal Street
         Boston, Massachusetts   02110


Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1.        Name of Registrant:  Asian Small Companies Portfolio.

Item 2.        State and Date of Organization:  New York; January 19, 1996.

Item 3.        Form of Organization:  Trust.

Item 4.        Classification of Registrant:  Management Company.

Item 5(a).     Registrant is an open-end company.

Item 5(b).     Registrant is a diversified company.

Item 6.        Investment   Adviser  of  Registrant:   Lloyd  George  Investment
               Management (Bermuda) Ltd., 3808 One Exchange Square, Central, Hong Kong.

Item 7.        Board of Trustees of Registrant:

                           Edward K.Y. Chen(1)
                           Donald R. Dwight(2)
                           Robert Lloyd George(3)
                           James B. Hawkes*
                           Samuel L. Hayes, III(4)
                           Norton H. Reamer(5)
                           Lynn A. Stout(6)
                           John L. Thorndike(7)
                           Jack L. Treynor(8)

        Officers of Registrant:

        President:                               Robert Lloyd George(3)
        Vice President:                          James B. Hawkes*
        Vice President, Assistant Treasurer
           and Assistant Secretary:              Scobie Dickinson Ward(9)
        Vice President and
           Assistant Treasurer:                  William Walter Raleigh Kerr(9)
        Secretary:                               Alan R. Dynner*
        Treasurer:                               James L. O'Connor*
        Assistant Secretary/
           Assistant Treasurer:                  Janet E. Sanders*
        Assistant Treasurer:                     William J. Austin, Jr.*
        Assistant Treasurer:                     Barbara E. Campbell*
        Assistant Secretary:                     A. John Murphy*
        Assistant Secretary:                     Eric G. Woodbury*

          The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Lingnan College, Tuen Mun, Hong Kong;
          (2) Clover Mill Lane, Lyme, NH 04768; (3) 25 Grosvenor Street, London, WIX 9PE, England; (4) 345 Nahatan Street, Westwood, MA 02090; (5) One International Place, Boston, MA 02110; (6) Georgetown University Law Center, 600 New Jersey Avenue, NW, Washington, DC 20001; (7) 10 Main Street, Dover, MA 02030; (8) 504 Via Almar, Palos Verdes Estates, CA 90274; (9) 3808 One Exchange Square, Central, Hong Kong; *24 Federal Street, Boston, MA 02110.

Item 8.        Inapplicable.

Item 9(a).     No;   Registrant  is  not  currently  issuing  and  offering  its securities directly to the public.

Item 9(b).     Inapplicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).     Yes.

Item 9(e). As of December 31, 1998, there were two beneficial owners of Registrant's outstanding securities. As of December 31, 1998, the following investors held 10% or more of the outstanding securities of the Registrant: LG Asian Smaller Companies Fund Limited - 96.6%. No other Holders of Interests held more than 10% of the Registrant's outstanding securities as of that date.

Item 10.       Current Value of Registrant's Total Assets:  $17,279,237

Item 11.       No.

Item 12. Registrant incorporates by reference the August 31, 1998 financial statements as previously filed electronically with the Commission on December 29, 1998 (Accession No. 0000940394-98-000451).

                                    SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to Notification of Registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 11th day of January, 1999.


                                 ASIAN SMALL COMPANIES PORTFOLIO


                                 /s/ James B. Hawkes
                                 -------------------------------
                                 James B. Hawkes
                                 Vice President


Attest: /s/ Janet E. Sanders
        -----------------------------
         Janet E. Sanders
         Assistant Secretary